Exhibit 99.1

I-Mab and ABL Bio to Present Preclinical Data for Joint Bispecific

Antibody Program at the 2020 American Association for Cancer

Research Virtual Meeting II

SHANGHAI, China and Gaithersburg, MD., June 12, 2020 (PRNewswire) — I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel biologics, will be presenting preclinical data on a newly developed, novel asset TJ-CD4B, at the American Association for Cancer Research (AACR) Virtual Annual Meeting II on June 22-24, 2020.

TJ-CD4B, also known as ABL111, is a Claudin 18.2 and 4-1BB bispecific antibody jointly developed with South Korea-based ABL Bio, Inc. (Kosdaq: 298380, hereafter “ABL”). TJ-CD4B is from I-Mab’s emerging bispecific antibody portfolio designed to create novel drug molecules that synergize two pathways for better clinical efficacy. By linking with an antibody against Claudin 18.2, a gastric- and pancreatic-specific cancer antigen, TJ-CD4B/ABL111 is uniquely structured to supercharge T cells in a Claudin 18.2-dependent manner, enhancing anti-tumor immunity while potentially minimizing toxicity.

The pre-clinical validation of TJ-CD4B/ABL111 to be presented at AACR signifies the overall progress of I-Mab’s bispecific antibody portfolio, reflecting Company’s discovery and CMC capabilities to engineer novel molecules with combined target specificities. I-Mab plans to advance more novel bispecific antibodies towards clinical development stage, following the lead of TJ-CD4B/ABL111.

The poster presentation (Abstract #5644) is available for on-demand viewing starting 9:00am EDT, 22 June, and will remain for viewing by registered attendees for at least three months after the virtual meeting.

The abstract is available online at:

https://www.abstractsonline.com/pp8/#!/9045/presentation/7715

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About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on developing biologics of novel or highly differentiated in the therapeutic areas of immuno-oncology and autoimmune diseases. Company’s mission is to bring transformational medicines to patients through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to become a fully integrated end-to-end global biopharmaceutical company with cutting-edge discovery platforms, proven preclinical and clinical development expertise, and world-class GMP manufacturing capabilities. I-Mab has offices in China and the United States. For more information, please visit http://ir.i-mabbiopharma.com/.

Forward Looking Statements

This press release includes certain disclosures which contain “forward-looking statements.” You can identify forward-looking statements because they contain words such as “anticipate” and “expected.” Forward-looking statements are based on I-Mab’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in filings with the U.S. Securities and Exchange Commission. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

For more information, please contact:

I-Mab

Jielun Zhu, CFO

E-mail: jielun.zhu@i-mabbiopharma.com

Office line: +86 21 6057 8000

Gigi Feng, Vice President and Global Head of Corporate Communications

E-mail: Gigi.Feng@i-mabbiopharma.com

Office line: +86 21 6057 8000

Investor Inquiries:

Burns McClellan, Inc. (Americas and Europe)

Steve Klass

E-mail: sklass@burnsmc.com

Office line: +1 212 213 0006

The Piacente Group, Inc. (Asia)

Emilie Wu

E-mail: emilie@thepiacentegroup.com

Office line: + 86 21 6039 8363